For Immediate Release

Contact for Media:    Vincent Power
Sears Canada, Corporate Communications
416-941-4422
vpower@sears.ca

Sears Canada Receives Payment from JPMorgan Chase

TORONTO - November 24, 2015 - Sears Canada Inc. (TSX: SCC; NASDAQ: SRSC) announced today the receipt of $174 million from JPMorgan Chase Bank, N.A. (Toronto Branch) in respect of the termination of the credit card marketing and servicing agreement on November 15, 2015.

“This payment further supports our key business initiative of maintaining a strong balance sheet,” said Brandon G. Stranzl, Executive Chairman, Sears Canada Inc. “A healthy cash position enables us to focus on restoring Sears Canada’s core retail business to an iconic position in the Canadian retail landscape.”

About Sears Canada
Sears Canada is a multi-channel retailer with a network that includes 166 corporate stores, 177 Hometown stores, over 1,200 catalogue and online merchandise pick-up locations, 84 Sears Travel offices and a nationwide repair and service network. The Company also publishes Canada's most extensive general merchandise catalogue and offers shopping online at www.sears.ca.

Disclaimer and Cautionary Notes Regarding Forward-Looking Statements
Although the Company believes that the forward-looking information presented with respect to this announcement is reasonable, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information, and undue reliance should not be placed on such information. The forward-looking statements in this release are made as of the date hereof. The Company does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.